Mail Stop 0308
								June 3, 2005

Mr. Graham Hetherington
Chief Financial Officer
Allied Domecq PLC
The Pavilions, Bridgewater Road
Bedminster Down
Bristol, England  BS13 8AR

Re:	Allied Domecq PLC
	Form 20-F for the year ended August 31, 2004
      Filed December 15, 2004
	File No. 1-31413

Dear Mr. Hetherington:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you identified the following errors in your response to our letter dated March 29, 2005:
* Understatement of UK GAAP shareholders` equity of GBP42 million, or
8.2% of reported UK GAAP shareholders` equity, as of August 31, 2004, as discussed in your response to prior comment 27.
* Understatement of US GAAP shareholders` equity of GBP50 million, as discussed in your response to prior comment 38 and 44.
* Overstatement of US GAAP net income of GBP17 million, or 6.8% of US
GAAP net income, as discussed in your response to prior comment
38.

We consider these amounts to be material to your financial statements. Accordingly, please amend your Form 20-F to correct these errors. In doing so, please appropriately address the following:
* An explanatory paragraph in the reissued audit opinion,
* Full compliance with APB 20, paragraphs 36 and 37,
* Full update of all affected portions of the Form 20-F, including operating and financial review and prospects and selected financial data,
* Updated Item 15 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
* Updated certifications.

Consolidated Statement of Total Recognized Gains and Losses, page
F-4

2. We note, based on your response to prior comment 15 of our letter dated March 29, 2005, that you recognized foreign exchange transaction gains of GBP193 million on foreign currency denominated debt, offset by foreign exchange transaction losses of GBP85 million on foreign currency denominated net assets. These amounts suggest that your foreign currency denominated debt has overhedged your foreign currency denominated net assets. Please tell us why you did not recognize foreign exchange transaction gains in your income statement to the extent your borrowings exceeded your net assets, in light of the second paragraph of your response to prior comment 27, which states that you recognize any excess exchange differences on borrowings in income under UK GAAP.

Accounting Policies, page F-8
Turnover, page F-10

3. As requested in prior comment 19, please disclose when you recognize your slotting fees, as well as your long-term volume-driven discounts, payments to achieve preferred product status, buy-down incentives, cooperative advertising, and customer incentives, in your profit and loss account under UK GAAP. If you capitalize these fees on your balance sheet, please disclose the amounts capitalized and the method by which you amortize these amounts to your profit and loss account. To the extent that the timing of the recognition of these fees differs under US GAAP, please disclose the nature and amount of this difference in note 31. Please also supplementally tell us your basis under US GAAP for determining when you recognize these amounts in your profit and loss account.

If you consider all of these fees to be immaterial, please explain your assessment of the materiality of the amounts you have capitalized and the amounts you have recognized in income as compared to your net income.

Note 20.  Financial Instruments, page F-37

4. We have reviewed your response to prior comment 27. Citing relevant UK GAAP literature, please explain why you now believe that you misapplied UK GAAP in accounting for the effect of changes in exchange rates on your goodwill. We note that you restated your US
GAAP reconciliation in prior years for this same issue, but that you disclosed on page F-53 that this issue has no effect on UK GAAP.

Please also tell us what the effect on your profit and loss account would have been if you continued to translate goodwill at historical foreign currency exchange rates and recognized in income any transaction gains and losses on foreign currency denominated debt to the extent that the debt exceeds net assets, exclusive of goodwill.

Note 31.  Differences between UK and US Generally Accepted
Accounting
Principles, page F-53
a)  Brands, Goodwill and Other Intangible Assets, page F-55

5. We note your response to prior comment 33. In future filings, please elaborate on the facts and circumstances leading to the impairment. See paragraph 46.a of SFAS No. 142. In this regard, please expand your disclosure of the GBP69 million Kuemmerling brand impairment to include discussion of your loss in market share, as indicated in your response to prior comment 10.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.


      Sincerely,



      Michael Moran
      Accounting Branch Chief





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Mr. Graham Hetherington
Chief Financial Officer
Allied Domecq PLC
June 3, 2005
Page 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE